Exhibit 99.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [**], HAS BEEN OMITTED BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT, IF PUBLICLY DISCLOSED.

Joint Investment Agreement

This Joint Investment Agreement (hereinafter “this Agreement”) was made and executed on 11th day of April 2017, by and between the following parties.

(1)

DOUBLEU GAMES CO., LTD. (hereinafter “DoubleU Games”), has been established·maintained under the laws of Republic of Korea and has headquarter located on the 16th floor of Gangnam Finance Center in Teheran-ro, Gangnam-gu, Seoul; and

(2)

STIC SPECIAL SITUATION PRIVATE EQUITY FUND (hereinafter “STIC” has been established· maintained under the laws of Republic of Korea and has headquarter located on 12 (Daechi-dong) Teheran-ro 78-gil, Gangnam-gu, Seoul (the above two parties hereinafter together as “parties” and individually as “party”).

Preamble

(A)

The parties have been established· maintained and plan on establishing a subsidiary (hereinafter “SPC”) of a domestic parent company in the United States through investment in THE8GAMES CO., LTD. (hereinafter “domestic parent company”) which is established and maintained under the laws of Republic of Korea and is located on the 13th floor, Taehaeran-ro 134, Gangnam-gu, Seoul, to process the acquisition transaction (hereinafter the “transaction”) of DoubleDown Interactive LLC (hereinafter the “target company”).

(B)

In relation to the above, the parties intend to specify the basic elements regarding matters and specifics concerning investment on the domestic parent company, the establishment of the SPC, ownership includes shares etc., and operation of the domestic parent company and the SPC.

The parties hereto agree, subject to mutual agreement and favorable consideration as follows.

Article 1 Purpose of this Agreement and the Investment Equities of the Parties

1.1

Purpose of this Agreement. The parties intend to enter into this Agreement to (1) establish basic agreements among the parties for the transaction and (2) regulate the legal relations of the parties involved in the operation of the domestic parent company and the SPC, share ownership of the SPC and the domestic parent company which will be the entity of the acquisition of the target company in the transaction.

1.2	Transaction. Outlines of the transaction on this agreement the parties intend to proceed with are as follows.

(a)	Target company: DoubleDown Interactive LLC (100% Shares)

(b)

Total acquisition amounts: USD 825,625,000. (Expenses that exceed due to the exchange rate etc. shall be covered in the form of shareholder loans by DoubleU Games. In such case, the ranking of the shareholder loan (hereinafter referred to as the “subordinated debt”) shall be subordinate to the STIC’s CB and BW (hereinafter referred to as the “senior debt”). In this case, the maturity (final payment date) of the subordinated debt must arrive later than the maturity (final payment date) of the senior debt, and the payment period related to the subordinated debt shall be extended until the senior debt is repaid in full (however, the interest of the subordinated debt shall not be included). For whatever reason in the case in which the subordinated creditor received all or part of the payment related to the subordinated debt from the debtor before the senior debt is repaid in full, the subordinated creditor shall immediately pay the received amount to the senior creditor (provided, however, the interest of the subordinated debt may be received). Additionally, the subordinated creditor shall not perform the following acts until the senior debt is repaid in full: (i) the act of requiring collaterals from a debtor without the consent of the senior creditor; (ii) the act of disposal or collection of assets of a debtor to obtain the satisfaction of the subsidiary debt-related amounts, (iii) the act of offsetting or claiming other rights against the subordinated creditor of the debtor to obtain satisfaction of the subsidiary debt-related amounts, (iv) the act of executing collaterals provided by a debtor to obtain satisfaction of the subsidiary debt-related amounts, (v) the act of demanding early repayment of the subsidiary debt-related amounts or loosing benefit of time, (iv) the act of applying for bankruptcy, rehabilitation, corporate restructuring, or other similar procedures against a debtor or infringing on the rights or interest of a senior creditor.

(c)	Procurement plan for the acquisition

(i)	DoubleU Games: Invests about KRW 350 billion in common stock in the domestic parent company

(ii)

STIC: Invests about 300 billion KRW (CB KRW 210 billion, BW KRW 90 billion) in the domestic parent company through the private equity investment company of the private equity fund under the Financial Investment Services and Capital Markets Act (hereinafter “STIC Investment Company”; “STIC” hereinafter in this

Agreement also includes reference to “STIC Investment Company” depending on the context). Additionally, STIC may let STIC Investment Company to use the acquisition financing and let other private equity funds to participate in STIC Investment Company through partial transfer of the STIC Investment Company’s share etc.

(iii)	Acquisition Financing: The domestic parent company has plan to raise about KRW 315 billion of acquisition financing from external financial institutions.

(iv)

Each party’s investment above shall be conditional on the following conditions being met (or a waiver by the other party of the party who shall meet those conditions, even if all or some of the conditions are not met.) as of the date the entity completes its investment (hereinafter “investment end date”): (a) All representations and warranties made by the other party pursuant to Article 6 shall be true and accurate in important points as of the date of the conclusion of this Agreement and the investment end date (for STIC’s investments in the domestic parent company, it means that all representations and warranties made by DoubleU Games pursuant to Article 6.1 shall be true and accurate in important points as of the date of the conclusion of this Agreement and the investment end date); (b) The other party shall fulfill and comply with the obligations and compliance in important points required to be performed or complied with this Agreement from the date of the conclusion of this Agreement to the investment end date (for STIC’s investments in the domestic parent company, DoubleU Games shall comply with the covenants of Article 2.6, Article 7 of this Agreement (excluding obligations and covenants after the date of the investment end date); (c) The domestic parent company shall fulfill and comply with the representations and warranties listed in Annex 2; (d) All the Conditions Precedent on Annex 1 under the Financing Commitment Letter (hereinafter “Financing Commitment Letter”) issued by STIC to DoubleU Games shall be met; (e) All contracts (including but not limited to the CB and BW subscription agreements, subscription agreements of new stocks, and the acquisition agreement for equity interests of the target company) shall be concluded or intend to be concluded in the future in a mutually acceptable format and content as a result of the parties’ sincere and reasonable best efforts (as prerequisites for the investment of STIC in CB and BW subscription agreements, the contents on Article 1.2, paragraph (c) subparagraph (iv) of this Agreement will be stated).

1.3

Investment in the domestic parent company and estimated amount of investment by the parties. The details of investment in the domestic parent company to be carried out by DoubleU Games and STIC under this Agreement as follows. Provided, however, STIC shall not practice the right of subscription of new stocks of BW and not convert CB to the earlier of the date of full repayment of the domestic parent company’s senior acquisition financing or one year after the investment end date in CB and BW.

	Type	Condition	Amount

DoubleU Games	Common Stock		About KRW 350 billion

STIC	Convertible Bond (“CB”)

—   Surface Interest: 2.5%/year, quarterly receipt

—   Yield to Maturity: 5.0%/year

—   Maturity: 7 years, provided, however, STIC shall have right of early repayment after 5 years

—   Conversion Price: Issue price of common stock

—   Includes the usual conversion price adjustment condition to prevent dilution of equity

About KRW 210 billion
Bond with Warrant (“BW”)

—   Surface Interest: 2.5%/year, quarterly receipt

—   Yield to Maturity: 5.0%/year, provided, however, STIC shall have right of early repayment after 5 years

—   Maturity: 7 years

—   Practice price of the right of subscription of new stocks: Issue price of common stock

—   Includes the usual conversion price adjustment condition to prevent dilution of equity

KRW 90 billion

Article 2 Organization and Management of the Domestic Parent Company and SPC

2.1	Set Up the Board of Directors.

(a)

The total numbers of directors of the domestic parent company and SPC shall be determined in accordance with mutual agreement, DoubleU Games shall have the right to appoint a majority of the directors of the domestic parent company and SPC, and STIC shall have the right to designate two or more of the directors of the domestic parent company and SPC.

(b)

Each party shall have the right to appoint a successor and may remove an existing appointed director if the director it appoints is vacated for reasons of expiry of the term, resignation, dismissal, accident and any other reasons. The parties shall exercise their voting rights to ensure that such rights of the other party are guaranteed at shareholders’ meetings, board meetings, etc. that concern the appointment and dismissal of directors.

(c)

Due to any reason after the conclusion of this Agreement, if the share ratio by the parties in the domestic parent company differs than the current ratio of shares (the ratio of shares of STIC refers to the ratio of shares that will be owned by STIC against the total shares of the domestic parent company when transferring or exercising CB or BW to the shares of the domestic parent company), the number of directors that can be appointed by each parties shall be adjusted accordingly to reflect the changed share ratio. If the number of directors a party can nominate decreases, the party shall, without delay, resign all or part of the directors it has already nominated and appointed, so that the number of directors it appoints corresponds to the reduced number.

2.2

Authority of the Board of Directors. Each Board of Directors shall have the authority to make resolution of the principal matters of each company in accordance with the relevant statutes and articles of incorporation.

2.3

Establishment and Operation of Advisory Committee within the Board of Directors. The domestic parent company shall establish an advisory committee within the board of directors as an institution that reviews and advises on matters designated by the Board of Directors, including the enhancement of the corporate value of the target company after the acquisition of the target company, and the establishment of a corporate strategy. Members of the advisory committee shall be appointed in the proportion of directors appointed by DoubleU Games and STIC.

2.4	Audit. One or more auditor shall be present in the domestic parent company, and the auditor shall be appointed by DoubleU Games.

2.5

Company Management. Unless there are other agreements between the parties or otherwise stipulated in the relevant statutes, the management rights of the domestic parent company and the SPC shall be exercised by DoubleU Games.

2.6

Prior consent. DoubleU Games shall ensure that domestic parent company, the SPC, and the target company shall not do the followings without prior written consent from STIC as long as this Agreement exists.

(a)	Change the articles of incorporation;

(b)

Issuance of new shares (capital increase by issuing new shares or without consideration), private bonds (including equity related bonds), stock option, and other similar rights to the third parties. Provided, however, exceptions shall be made for the repayment of the acquisition financing (including refinancing) for the senior acquisition financing lender of the domestic parent company, in this case, DoubleU Games shall make sure that there is no substantial dilution of the value of direct or indirect equity values of the domestic parent company or the SPC held by STIC;

(c)

Application for dissolution, liquidation, bankruptcy, or revival; merger, division, merger division, transfer or exchange of shares, transfer of important operations, acquisition of another company, management lease, entrustment of management or other significant changes in the organization of the company;

(d)

Purchasing, selling, replacing, or disposing of assets of 5% or more of the total assets in the previous years’ audit report or 10% or more of the total assets in the previous year’s audit report based on the annual cumulative amount;

(e)

Taking borrowings for new funds or liabilities of more than 5% of the total assets of the previous year’s audit report or 10% of the total assets of the previous year’s audit report based on the annual cumulative amount; provided, however, if the domestic parent company is (i) burdened with new borrowings or liabilities from a third party other than DoubleU Games and its affiliates, STIC’s consent shall be needed regardless of the amount and (ii) if the domestic parent company is burdened with new borrowings or liabilities from DoubleU Games or its affiliates, STIC’s consent shall be needed on that amount, in this case, the order of amount of the loan, liabilities (hereinafter “subordinated debt”) shall be subordinated to the CB and BW of STIC (hereinafter “senior debt”). In the case of above (ii), the rights and obligations as well as the relationship between the senior and the subordinated creditors shall be governed by the 3rd sentence set forth in the Article 1.2(b) of this Agreement;

(f)

Transaction exceeding KRW 1 billion per case with affiliate companies (a company that is within the scope of its affiliates under the Monopoly Regulation and Fair Trade Act), employees, shareholders, and entities in a special relationship (who fall within the scope of the entity in a special relationship in the Financial Investment Services and Capital Markets Act, hereinafter “entity in a special relationship”);

(g)

Resolution or payment of dividends made by cash, stocks or other assets of the company (excluding dividends for repayment of acquisition financing for the senior acquisition financing lender of the domestic parent company);

(h)	Establishment of employee stock ownership association and the allocation of the company’s stocks to the employee stock ownership association;

(i)

Establishment, acquisition or sale of a subsidiary or a joint venture company (including the sale of shares of SPC and the target company), capital increase or reduction of the subsidiary, the act of structural reorganization, such as mergers and divisions of the subsidiary;

(j)	Transfer of company technology (including the establishment of a new company) or the director’s engagement in competitive business or holding of concurrent offices;

(k)

Capital reduction. (Except for the reduction of capital for the repayment for the lender of the domestic parent company’s senior acquisition financing (including refinancing), in this case, DoubleU Games shall ensure that no substantial dilution takes place on the direct and indirect equity values of the domestic parent company or the SPC);

(l)

Acquisition of treasury stock. (Except for the acquisition of treasury stock for the repayment for the lender of the domestic parent company’s senior acquisition financing (including refinancing), in this case, DoubleU Games shall ensure that no substantial dilution takes place on the direct and indirect equity values of the domestic parent company or the SPC);

(m)

Embark on a business that is significantly different form the one specified in the business plan reported to investors at the time of the conclusion of this Agreement or discontinue or give up all or significant part of the business.

2.7	Provision of Information

(a)

DoubleU Games shall require the target company, SPC, and the domestic parent company to be audited by the Big 4 accounting firms as long as this Agreement exists; and provide to STIC (i) quarterly operation and business performance data, monthly summary performance data, (ii) quarterly unaudited consolidated financial statements/standalone financial statements (within 45 days after each quarter) (iii) yearly audit report (within 4 months after the end of each fiscal year, (iv) the following year’s operation and budget, and business plan (within 15 days after the end of each fiscal year) within the due date. Provided, however, the scope of a company that needs to provide the financial statements by DoubleU Games to STIC under this Article 2.7. (a) may be adjusted later as agreed separately by DoubleU Games and STIC.

(b)

DoubleU Games shall ensure the target company, SPC and the domestic parent company to provide or make available to access to the commercial books and accounting records of the company and its subsidiary within 15 days of receiving the request, if requested by STIC. Provided, however, if the details and evidence of total payment of the acquisition are submitted, the details of use and evidence shall be deemed to have been provided.

Article 3 Qualified IPO

3.1

Qualified IPO Obligation. DoubleU Games shall promote to be able to complete the domestic parent company’s public offering (hereinafter “qualified IPO”) on the market opened by the Korea Exchange or other exchange with credibility within four years and 11 months from the end of the transaction (provided, however, one year can be extended by agreement between the parties) under the following terms (hereinafter “qualified IPO condition):

(a)

DoubleU Games shall promote listing in the securities market or KOSDAQ market opened by the Korea Exchange first, but shall promote in other market according to the reasonable choice of DoubleU Games under consultation with STIC.

(b)

The public offering price shall be [***] (a benchmark public offering price) [***]. If the public offering price falls below [***], DoubleU Games shall proceed the public offering only if requested by STIC.

(c)	The other key conditions of the listing (selection of underwriters, public offering price, etc.) shall be decided through prior consultation between the parties.

3.2

Obligation of Secondary Offering. At the time of the qualified IPO, STIC shall notify DoubleU Games in writing of the number of shares of the domestic parent company held by STIC to include in the secondary offering (hereinafter referred to as the “target stocks for the secondary offering”), in this case DoubleU Games shall ensure the domestic parent company to include at least [**]% of the notified target stocks for the secondary offering.

3.3

Actions for breaching qualified IPO obligations. If DoubleU Games (i) neglects the qualified IPO despite meeting the requirements of the qualified IPO (if the application for preliminary review is not filed within four years and six months from the close of the transaction, this qualified IPO will be considered neglected) or infringes Article 3.1 or 3.2 to proceed the public offering, (ii) does not proceed the public offering despite of the written request made by STIC, (iii) violates important points (“violate in important point” means the degree to which, in view of the prevailing social norms, because of the breach of one party, it is substantially difficult for the other party to achieve the purpose of the transaction, so that the fulfillment of this Agreement cannot be expected) of Article 2, 5, and 7 of this Agreement, DoubleU Games shall purchase CB or BW held by STIC (if converted into a stock or practiced, this shall include the stocks of the domestic parent company; this shall apply hereinafter) at the amount that the STIC’s IRR is 15%. In the event that STIC has notified the purchase request, at the date of notification, the sale and purchase agreement that DoubleU Games or a party designated by DoubleU Games purchases CB or BW from STIC is deemed to be concluded, and the parties shall take the necessary measures accordingly, and the parties shall ensure that the fulfillment of the agreement of sale for the CB or BW is concluded within 20 days from the notification date. Provided, however, in the event that STIC gives notice of the purchase request in accordance with subparagraph (iii) above, DoubleU Games shall require the domestic parent company to pursue the refinancing of the senior acquisition financing, and STIC shall be deemed to have issued the purchase notice on the earlier of the date on which the repayment of the senior acquisition financing is completed or the one-year maturity date of the senior acquisition financing.

Article 4 Call Option

4.1

Call Option. DoubleU Games shall hold the right of purchasing (hereinafter “Call Option”) on CB and BW owned by STIC directly or a through third party (if converted into a stock or practiced, this shall include the stocks of the domestic parent company; this shall apply to this Article hereinafter) as below. Provided, however, in the event of a breach of financial covenant (Covenant) under the acquisition financing credit agreement borrowed by a STIC Investment Company, DoubleU Games shall consult with STIC and do its best to remedy the breach.

Call Option Subject	Call Option Exercise Period or Reason	Price
Amount designated by DoubleU Games in BW	Within [****] days from the date of 1 year from the closing date of the transaction	Price so that the BW related IRR of STIC is [****]%

Amount designated by DoubleU Games in BW	Within [****] days from the date of 2 years from the closing date of the transaction	Price so that the BW related IRR of STIC is [****]%

Amount designated by DoubleU Games in BW	Within [****] days from the date of 3 years from the closing date of the transaction	Price so that the BW related IRR of STIC is [****]%

All the CB and BW	Within [****] days from the date of 4 years and 11 months from the closing date of the transaction, in the event that the conditions of the public offering under Article 3.1 of this Agreement are not met (hereinafter “failure of public offering”) despite four years and eleven months have passed from the closing date of the transaction, and there is no written request from STIC to proceed the public offering	Price so that the BW related IRR of STIC is [****]%

4.2

If DoubleU Games wishes to exercise Call Option, DoubleU Games shall indicate the intention to exercise Call Option, the buyer of STIC’s CB or BW (DoubleU Games or the party designated by DoubleU Games), and that the exercise date of the Call Option is a sale and purchase agreement execution date in written notice to STIC (hereinafter “Call Option exercise notice”).

4.3

If DoubleU Games has issued a Call Option exercise notice, DoubleU Games or the party designated by DoubleU shall be deemed to have entered into a sale and purchase agreement to purchase the CB or BW from STIC at the execution date of the sale and purchase agreement listed in the Call Option exercise notice, and the parties shall take the necessary action accordingly. The parties shall terminate the performance procedure of the sale and purchase agreement for the CB or BW within [****] days from the date of the Call Option exercise notice.

Article 5 Tag-along, Drag-along Rights

5.1

Tag-along Right. If the domestic parent company’s shares held by DoubleU Games are to be sold to a third party (hereinafter referred to as the “transferee” in this paragraph), STIC shall have the right (“tag-along right”) to sell all or part of the shares (including CB and BW, same as in Article 5 hereinafter) of the domestic parent company held by STIC on the same terms as DoubleU Games would wish to sell to the transferee pursuant to this Article.

(a)

In the event that DoubleU Games is willing to sell domestic parent company’s shares held by DoubleU Games to a third party, DoubleU Games shall notify the exercising of the tag-along right (“exercise notification of the tag-along right”) by informing STIC in writing of the transferee’s personal information, the number of shares to be sold, sale price, and other sale and purchase conditions.

(b)

Within 10 business days from the date of receipt of the notification of the sales right (“tag-along right exercise period”) STIC shall notify DoubleU Games in writing whether to exercise the tag-along right and the number of shares of the domestic parent company (“tag-along target share”) that it intends to sell (if there is no written notice within the period, it shall be considered not willing to exercise the tag-along right).

(c)

In the event that STIC notifies about exercising the tag-along right within the tag-along right exercise period, DoubleU Games ensure that all tag-along target shares shall be purchased by the transferee under the same condition described in the notification of the tag-along right, and STIC shall transfer all tag-along target shares to the transferee under the same condition stated in the notification of the tag-along right. DoubleU Games shall ensure that the sale process of shares it intends to transfer to the transferee and the tag-along target share of STIC is terminated at the same time. Provided, however, if the total number of domestic parent company shares that the transferee intends to purchase is less than the total number of shares that DoubleU Games and STIC wishes to transfer, the tag-along target shares of STIC are to be sold to the transferee preferentially.

5.2	Drag-along Right.

(a)

If STIC intends to sell its shares of the domestic parent company to a third party (hereinafter referred to as the “transferee” in this paragraph) in any of the following subparagraphs, STIC has the right (“drag-along right”) to claim against DoubleU Games that all of the shares of the domestic parent company held by DoubleU Games to be sold to the transferee together under the same conditions as STIC sells to the transferee.

(i)	In the event that DoubleU Games does not exercise its Call Option despite the failure of public offering under Article 4.1 of this Agreement;

(ii)

In the event that DoubleU Games has violated in important point (including but not limited to Article 2, Article 7) of the material content of this Agreement. In this respect, “violate in important point” means the degree to which, in view of the prevailing social norms, because of the breach of one party, it is substantially difficult for the other party to achieve the purpose of the transaction, so that the fulfillment of this Agreement cannot be expected;

(iii)	In the event that the reason for the inability to achieve the purpose of the transaction occurs due to impairment of the target company’s corporate value

(b)

If STIC exercises the drag-along right pursuant to this Article, STIC shall give the written notice (“exercise notification of the drag-along right”) to DoubleU Games with the share purchase agreement form specifying the sale terms (including the selling price per share, the number of selling share and other conditions which are required by law for the transfer and payment of the purchase price of the shares, and other conditions shall not be included without a prior consent from DoubleU Games, (hereinafter “third party selling condition”) which can be entered into immediately with the transferee.

(c)

DoubleU Games, which has been notified of the exercise notification of the drag-along right pursuant to the foregoing paragraph, (i) DoubleU Games shall cooperates with the transferee’s due diligence of the domestic parent company, target company and SPC and the sale procedure of the shares which are the subject of STIC’s drag-along exercise; and (ii) under the notified selling conditions of the third party, enter into a share purchase agreement between the transferee attached to the exercise notification of the drag-along right to sell shares which are the subject of STIC’s drag-along exercise to the transferee among the shares of the domestic parent company held by DoubleU Games. Provided, however, the obligation of DoubleU Games pursuant to this Article shall be under the condition that (i) the transferee enters into and carries out a share purchase agreement with DoubleU Games, and (ii) STIC enters into and carries out a share purchase agreement with the transferee, selling its domestic parent company’s shares under the same selling conditions of the third party, and in addition to the obligations of DoubleU Games set forth in this Article, it is made clear that DoubleU Games does not guarantee the outcome of STIC’s exercise of drag-along right and subsequent successful sale of shares.

(d)

In the event STIC exercises the drag-along right under this subparagraph, DoubleU Games shall clarify that it is not obliged to purchase CB or BW held by STIC (if converted into a stock or practiced, this shall include the stocks of the domestic parent company). Provided, however, if DoubleU Games fails to fulfil its obligations even though all the conditions under the proviso of subparagraph (c) have been met, or if the share purchase agreement between the STIC and the transferee has not been terminated, it shall again be subject to the purchase obligation under Article 3.3.

5.3

Distribution of the proceeds of the sale. In the event the domestic parent company’s shares are sold to the transferee by exercising the tag-along right or the drag-along right under this Article, the proceeds of the sale shall be distributed among the parties as follows:

(a)	Repayment of senior acquisition financing for the lender of domestic parent company’s senior acquisition financing;

(b)

Preferential distribution of the amount to STIC which the IRR of the transaction investment amount is [***]% (which, to be clear, means the sum of the investment amount and the amount until the IRR of the invest amount reaches [***]%);

(c)

Distribution to DoubleU Games, the amount which the IRR of the transaction investment amount is [***]% (including all equity investment amounts in the domestic parent company and shareholder loans, excluding the amount paid under Article 7.6(c)) (which, to be clear, means the sum of the investment amount and the amount until the IRR of the invest amount reaches [***]%);

(d)	The remaining amount shall be divided into the ratio of investments made by STIC and DoubleU Games to the domestic parent company and distributed.

Article 6 Representations and Warranties

6.1	DoubleU Games shall represent and warrant STIC as follows as of the execution date of this Agreement and the investment end date.

(a)

Establishment and ability. DoubleU Games (i) is duly established and remains valid in accordance with the statutes of the Republic of Korea; and (ii) has all the ability and qualifications under company laws necessary to carry out the business which is currently in operation.

(b)	The Approval of an Agreement; Enforceability.

(i)

DoubleU Games has all the ability and qualifications under company laws necessary for the conclusion and performance of this Agreement. The conclusion and performance of this Agreement have been duly approved in accordance with all necessary internal procedures of DoubleU Games.

(ii)

This Agreement has been duly concluded by DoubleU Games and constitutes a valid and binding obligation which can be enforced under the terms of this Agreement against DoubleU Games. Provided, however, enforceability may be limited by bankruptcy, fraudulent act, corporate rehabilitation, deferment of payment, etc. or similar statutes that relate to the rights of creditors or generally affect the rights of creditors.

(c)

Not in violation of any statutes, articles of incorporation, government approval, etc. The conclusion and performance of this Agreement by DoubleU Games shall not (i) be in violation of the articles of incorporation of DoubleU Games, (ii) be in violation of the statues or government approval applicable to DoubleU Games, or (iii) constitute a breach or default or lose of benefit of time in connection with material agreements which DoubleU Games is a party or with respect to any significant obligations that DoubleU Games bears (includes notice, decision or resolution by the other contractual party, creditor, third party, or case which constitutes a breach or default or a loss of benefit of time upon the passage of a certain period of time).

(d)

Absence of material adverse effect. As far as DoubleU Games is aware, there is no material adverse effect regarding the sale of shares for the transaction in this Agreement (hereinafter “share purchase agreement”), except that provided by DoubleU Games to STIC by the date of this Agreement. Here, “ material adverse effect “ has the same meaning as defined in the terms of the share purchase agreement, as described in Annex 1.

6.2	STIC represents and warrants to DoubleU Games as of the end of this Agreement and investment end date as follows:

(a)

Establishment and ability; STIC (i) is duly established and remains valid in accordance with the statutes of the Republic of Korea; and (ii) has all the ability and qualifications under company laws necessary to carry out the business which is currently in operation.

(b)	The Approval of an Agreement; Enforceability.

(i)

STIC has all the ability and qualifications under company laws necessary for the conclusion and performance of this Agreement. The conclusion and performance of this Agreement have been duly approved in accordance with all necessary internal procedures of STIC.

(ii)

This Agreement has been duly concluded by STIC and constitutes a valid and binding obligation which can be enforced under the terms of this Agreement against STIC. Provided, however, enforceability may be limited by bankruptcy, fraudulent act, corporate rehabilitation, deferment of payment, etc. or similar statutes that relate to the rights of creditors or generally affect the rights of creditors.

(c)

Not in violation of any statutes, articles of incorporation, government approval, etc. The conclusion and performance of this Agreement by STIC shall not (i) be in violation of the articles of incorporation of STIC, (ii) be in violation of the statues or government approval applicable to STIC, or (iii) constitute a breach or default or lose of benefit of time in connection with material agreements which STIC is a party or with respect to any significant obligations that STIC bears (includes notice, decision or resolution by the other contractual party, creditor, third party, or case which constitutes a breach or default or a loss of benefit of time upon the passage of a certain period of time).

Article 7 Covenants

7.1

DoubleU Games shall (i) ensure the domestic parent company to contribute and lend KRW 950 billion from the amount invested by the parties and the amount raised through acquisition financing to the SPC within 10 days of completion of the investment of STIC in the domestic parent company; and (ii) ensure the SPC to complete the acquisition of the shares of the target company with the investment funds and loans. In the event, for any reason, that the domestic parent company fails to complete SPC investment and the loan or the SPC fails to complete the acquisition of the shares of the target company, DoubleU Games shall immediately liquidate the SPC and the domestic parent company and distribute the remaining assets.

7.2

DoubleU Games shall not transfer or grant licenses to DoubleU Games, intellectual property licensed through the GDDA to the target company or SPC, either directly or indirectly, without prior consent from the SPC Board of Directors resolution and from STIC (shall obtain the SPC Board of Directors resolution before obtaining prior consent from STIC).

7.3

DoubleU Games shall ensure that the domestic parent company shall not refinance amounts exceeding the amount of the existing acquisition financing at the date of the maturity of the domestic parent company’s acquisition financing for the transaction worth KRW 315 billion.

7.4

To ensure the fulfillment of the obligations under the CB and BW subscription agreements of the domestic parent company against STIC Investment Company, DoubleU Games will establish a second lien pledge (it means subordinated pledge that does not affect the senior lien pledge for acquisition financing (including refinancing) of the domestic parent company) with STIC Investment Company as a pledgee immediately after the transaction closes, both for all of the domestic parent company’s interest in SPC and for SPC’s interest in the target company (hereinafter “objects of the pledge rights”). Provided, however, in the event of repayment of the acquisition financing loans to the STIC Investment Company, STIC shall ensure that the second lien pledge established pursuant to Article 7.4 is terminated and if the acquisition financing loans to the STIC Investment Company is refinanced while the acquisition financing (including refinancing) of the domestic parent company has not been repaid, DoubleU Games will continue to establish a second lien pledge with the STIC Investment Company as the pledgee for the objects of the pledge right.

7.5	DoubleU Games shall incorporate the domestic parent company into 100% subsidiary of DoubleU Games by the investment end date in CB and BW under Article 1.3.

7.6	DoubleU Games warrants the following regarding the domestic parent company.

(a)	DoubleU Games shall participate in a capital increase for face value at the end of the transaction.

(b)

The domestic parent company’s business part related to the acquisition of the target company under this transaction (hereinafter “investment business part”) and those other than the investment business part (hereinafter “non-investment business part”) shall be managed separately.

(c)

In the event of a loss in the non-investment business part of the domestic parent company (including all cases of company liabilities off the record, contingent liabilities or contingent losses that are missing from the domestic parent company’s financial statements as of the end of 2016 provided at April 6th 2017 by the DoubleU Games to STIC, the domestic parent’s operating losses since 2017 and beyond) occurs, DoubleU Games shall pay the equivalent amount of the loss directly to the domestic parent or shall ensure the amount to be paid by a third party within 90 days after the occurrence of the loss.

(d)	The deficit of the domestic parent company shall be zero within one month from the investment end date of STIC in CB and BW under Article 1.3.

Article 8 Compensation for Damages etc.

8.1

Compensation liabilities. If any party (hereinafter “indemnifying party”) to this Agreement causes damage to the other party (hereinafter “indemnified party”) by violating, defaulting or delaying any representations, guarantees, covenants, or other agreements in this Agreement, the indemnifying party shall compensate any damages incurred to the indemnified party and compensate all expenses

(including legal and other advisory costs within reasonable limits) paid by the indemnified party. STIC shall compensate any damages incurred to DoubleU Games, the domestic parent company and SPC incurred by failure to comply with the financing obligation under the Financing Commitment Letter even though the preconditions of Article 1.2 (c) (iv) have been met and compensate all expenses (including legal and other advisory costs within reasonable limits) paid by SPC.

8.2

Indemnification covenant related to LOC issuance. In the event that STIC fails to comply with the Financing Commitment Letter by violating, defaulting or delaying of Article 1.2 paragraph (c) subparagraph (iv) (a), (b), (c), or (e) of this Agreement (provided, however, in the case where STIC is unable to comply with the Financing Commitment Letter due to reasons attributable to Seller (including its affiliates. Same hereinafter) under the Financing Commitment Letter, or due to the situation that occurred from the target company regardless of the causes attributable to DoubleU Games or the domestic parent company, the first sentence of Article 8.2 shall not be applied), due to that, DoubleU Games shall indemnify and compensate STIC for any damages or costs incurred to STIC in accordance with Seller’s claims against STIC for failure to comply with obligations under the Financing Commitment Letter, STIC’s expenditure on third parties (including but not limited to the reasonable fees, expenses, investigation expenses of attorneys, advisors and other professionals) and refund interest (6% per year) that the STIC’s executive staff should pay to the partner with limited liability because STIC failed to invest despite STIC’s request to partner with limited liability about financing (hereinafter collectively referred to as “loss”) that the executive staff of the STIC shall pay to the partner with limited liability and shall also compensate the damages incurred to the employees and subsidiaries of STIC regarding Seller’s claim for the failure to comply with commitments under the Financing Commitment Letter. In the event that STIC fails to comply with the commitments under the Financing Commitment Letter by violating, defaulting or delaying of Article 1.2 paragraph (c) subparagraph (iv) (a), (b), (c), or (e) of this Agreement (provided, however, this is not the case when there is no violation, default or delay of Article 1.2 paragraph (c) subparagraph (iv) (a), (b), (c), or (e) of this Agreement), DoubleU Games shall not claim damages to STIC for breach of compliance obligations under the Financing Commitment Letter.

Article 9 Termination

9.1

Notice of termination of the Agreement. If one party violates this Agreement, the other party may immediately terminate this Agreement by giving written notice to the responsible party (provided, however, if, despite receiving a request for correction from the other party, it does not correct or refuse to correct it within a reasonable period of time for correcting the violation when correction is possible for the violation) (hereinafter “responsible party”).

9.2

Resignation of Executives. In the event of termination of this Agreement in accordance with Article 1, the responsible party shall make its designated director and auditor to promptly resign (provided, however, if the domestic parent company and SPC become liable for damages for the related resigned director due to this, the responsible party shall indemnify the domestic parent company and SPC from that.

9.3

Effect of termination. Termination of this Agreement pursuant to this Article shall not affect the rights or obligations of the parties already incurred before the effective date of termination and the obligations under this Article 9.2 shall remain valid after termination.

Article 10 Miscellaneous

10.1	Effectuation. This Agreement shall be effective from the date of signing by the parties and shall remain valid until termination pursuant to the terms of this Agreement.

10.2

Notice. Notifications, requests, demands, consents and other contacts under this Agreement shall be in writing (including e-mail) and forwarded by letter, express courier, registered mail, or facsimile transmission to the address or number specified by one party’s notification to the other party.

DoubleU Games:

Address: 152 Teheran-ro, 16th floor, Gangnam Finance Center, Gangnam-gu, Seoul Recipient: Director of DoubleU Games Co.,Ltd., Won Yong-joon,

E-mail: ourbuck@doubleugames.com

Fax: 02-563-2988

STIC:

Address: 12 Teheran-ro 78-gil, Gangnam-gu, Seoul (Daechidong MSA Building)

Recipient: STIC Special Situation Private Equity Fund

Executive staff, director of STIC Investment Co.,Ltd. Kang Il-Sung

E-mail: easekang@stic.co.kr, log@stic.co.kr (concurrent notification required)

Fax: 02-3453-5188

10.3

Maintaining Confidentiality. Except as required by the relevant statutes or subject to binding orders from government agencies, the parties shall keep information confidential which is not disclosed to the public during implementation of this Agreement by the domestic parent company, SPC, and the other party, and shall not disclose this to any external third party. Each party shall ensure that its employees, shareholders, related persons, advisors, agents and other related parties to comply with the confidentiality obligations.

10.4

Expenses. Unless otherwise specified in this Agreement, any external consultation expenses incurred to each party in connection with this Agreement and this transaction shall be borne at the expense of the domestic parent company. Provided, however, the tax burden shall be borne by the investor individually and, if the transaction is not finally completed, the expenses of the external consultant individually employed by each party prior to the conclusion of this Agreement shall be borne by that party.

10.5	Governing Law. This Agreement and any disputes arising out of or in connection with this Agreement shall be disciplined, interpreted, and enforced in accordance with statutes of the Republic of Korea.

10.6

Dispute Resolution. In the event of a dispute arising in connection with this Agreement, each party shall seek a solution through in good faith. If the dispute is not resolved despite such consultation, it will be settled by a trial under the preferential jurisdiction of the Seoul Central District Court.

10.7

Severability. Where any provision of this Agreement is recognized as invalid or unenforceable by administrative, legislative, judicial or other order or decision, the remaining provisions shall remain valid, lawful and enforceable under its terms. Such invalid, illegal, unenforceable provisions are replaced by other not invalid, illegal, unenforceable regulations that are as close as possible to the original content and purpose of those provisions.

10.8

Change. This Agreement shall not be modified, amended, cancelled or modified without the written or sealed certificates of all parties and shall not be changed by custom, practice or transaction process. Any amendment or change to this Agreement shall only bind the parties in the case of written agreement by the parties.

10.9

Waiver. The performance of obligations required by certain party under this Agreement may only be waived by a written waiver signed or sealed by the other parties, and such waiver shall apply only to the specific obligations listed therein. If any party waives a breach of the provisions of this Agreement by other parties, it shall not be deemed to be a subsequent breach of the same provision of this Agreement or a waiver of a breach of other provisions.

10.10

Transfer and provision of collateral. One party shall assign, transfer or dispose of this Agreement or any rights or obligations under this Agreement or provide any rights or obligations for the purpose of pledge and other collateral without the prior written consent of the other parties.

10.11

Third-Party Benefit. This Agreement shall bind the parties and shall be in force for them. No express or implied matter contained in this Agreement shall give any right, remedy, or cause certain obligation to any third party except the parties.

10.12

Copy and Conclusion. This Agreement may be entered into by several copies, in which case each copy shall be deemed as original copy. This Agreement will be deemed effective when both parties have received each other’s signed page with the corporation seal. Provided, however, it does not require stamping the corporation seal or seal between pages of both parties on the same original copy, each party may seal the corporation seal on a different original copy or copy, and a signed page on which the corporation seal is stamped shall also be deemed to have been received if a copy of the form was received by fax or e-mail.

10.13

Entire Agreement. This Agreement constitutes a complete agreement between the parties of this Agreement. Agreement between the parties prior to the conclusion of this Agreement shall be superseded by this Agreement.

10.14	The Titles of Articles. The titles of Articles of this Agreement are for reference or convenience only and do not affect the meaning or interpretation of this Agreement.

(left blank for sign and seal)

To demonstrate the above, the parties to the Agreement shall enter into this Agreement at the date specified in the beginning of this Agreement.

DoubleU Games Co., Ltd. 152 Teheran-ro, 16th floor, Gangnam Finance Center, Gangnam-gu, Seoul Executive Director Kim Ga-Rham (sealed)	STIC Special Situation Private Equity Fund 12 Teheran-ro 78-gil, Gangnam-gu, Seoul (Daechidong MSA Building) Executive staff: STIC Investment Co.,Ltd. Executive Director Kwak Dong-Gul (sealed)

:	:

Annex 1

“material adverse effect” has the same meaning as the definition of “Material Adverse Effect” as defined in the share purchase agreement. The definition of “Material Adverse Effect” under the terms of the share purchase agreement as follows.

“Material Adverse Effect” means any event, circumstance, change or effect that is or is reasonably likely to be materially adverse (a) to the results of operations or the condition (financial or otherwise) of the Business; provided that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect”: (i) events, circumstances, changes or effects that generally affect the industry or markets in which the Business operates, except to the extent such events, circumstances, changes or effects adversely affect the Business, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which the Business operates; (ii) any change in national or international political or economic (including interest rates) conditions or the securities or capital markets, including any outbreak or escalation of war, act of foreign enemies, hostilities, terrorist activities, or acts of nature, except to the extent such events, circumstances, changes or effects adversely affect the Business, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which the Business operates; (iii) any changes in Law or accounting requirements or principles or the interpretations thereof, except to the extent such events, circumstances, changes or effects adversely affect the Business, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which the Business operates; (iv) any failure by the Business to meet any internal or public estimates or expectations of the Business’ revenue, earnings or other financial performance or results of operations for any period or any failure by the Business to meet any internal budgets, projections, plans or forecasts of their revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of such decline, change or failure may be taken into account when determining whether a “Material Adverse Effect” has occurred or would be reasonably likely to occur unless separately excluded); (v) changes or effects resulting from the pursuit or consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement solely due to the identity of Purchaser, including any resulting losses of employees, customers or other business relationships resulting from any of the foregoing; (vi) any matter as it exists as of the date of this Agreement to the extent expressly described on Section 4.05 of the Seller Disclosure Schedule; (vii) action or omission taken or not taken with the consent or at the request of Purchaser; (viii) any action or omission taken or not taken as required by Law to the extent such action or omission is required to be taken or not taken by other similarly situated participants in the industries or markets in which the Business operates and also to the extent any such action or omission does not adversely affect the Business, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which the Business operates; or (ix) the performance by Seller of any obligations under this Agreement; or (b) to the ability of Seller to perform its obligations under the Transaction Documents.

The definitions of each term quoted in the terms “Material Adverse Effect” in the share purchase agreement are as follows:

“Acquired Social Online Games” means interactive, non-cash based, free to play (non-gambling and non-lottery) casino game produced, marketed, licensed, sold, distributed or performed by or on behalf of the Business as of the date of this Agreement.

“Business” means the businesses conducted by, on behalf of or through the Related Entities, including marketing activities with respect to the Acquired Social Online Games, but excluding the real money-interactive gaming business (which is conducted by DDI Europe and BV).

“Law” means any federal, state, local, foreign or supranational law, statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license, notice, guidance, guideline, treaty, ruling or permit or other requirements of any Governmental Authority having the force of law or any legal requirements arising under common law principles of law or equity.

“Related Entities” means DoubleDown Interactive LLC, DDI Europe and BV.

“Seller” means International Game Technology.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Game Development, Distribution and Services Agreement, the Transition Services Agreement and any other agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.

Annex 2

1. Covenants

there being no Event of Default as a result of (i) a breach by Borrower of its obligations in respect of itself under the covenants set forth below relating to (A) restrictions on mergers (except for permitted transactions), (B) restriction on change of business, (C) restriction on investments (other than additional shares in the Target) and joint ventures, (D) restriction on security interests and quasi-security (negative pledge), (E) restriction on disposals (including disposals of shares in the Offshore SPC), (F) restriction on loans or credit, (G) no amendments to Purchase Agreement which would materially and adversely affect the interests of the Lenders; (H) restriction on guarantees; (I) restriction on dividends, purchase of treasury share, share redemption and payments to any shareholder of the Borrower in relation to the shares in the Borrower or (J) restriction on payments under subordinated debt except for payment of interest at the rate not exceeding [2.5]% per annum in relation to the subordinated CB in the amount of KRW210 billion and the subordinated BW in the amount of KRW90 billion or (K) restriction on financial indebtedness or (ii) an Event of Default under prongs (a), (f), (g), (h), (i), (l) or (m) the heading “Event of default”

Among the covenants above, 『prongs (a), (f), (g), (h), (i), (l) or (m) the heading ‘Event of default』is as follows.

Events of default:

The following events (subject to usual and customary materiality thresholds, grace periods, other agreed qualifications and carve-outs):

(a)   (in respect of the Borrower) non-Payment;

(f)   (in respect of the Borrower Group) insolvency (including suspension of clearing);

(g)   (in respect of the Borrower Group) insolvency proceedings;

(h)   (in respect of the Borrower Group) creditors’ process;

(i) Unlawfulness and Invalidity;

(l) (in respect of the Borrower Group) expropriation;

(m) Repudiation of the Purchase Agreement;

2. Representations and warranties

no misrepresentation in any material respect of the representations set forth as clauses (a), (b), (c), (d), (e) and (o) below under the heading “Representations” (and not, for the avoidance of doubt, any other representations);

In the above breach of the representations and warranties, 『(a), (b), (c), (d), (e) and (o) under the heading “Representations』 are as follows.

(a)   corporate status of the Borrower and the Offshore SPC;

(b)   Finance Documents constitute binding obligations of the Borrower subject to legal reservations and perfection requirements;

(c)   non-conflict of Finance Documents with:

(i) any applicable law or regulation to the extent which has or which would reasonably be expected to have a Material Adverse Effect;

(ii)  the Borrower’s constitutional documents in any material respect; or

(iii)  the Borrower’s obligations under any agreement to which it is a party to the extent such conflict has or would reasonably be expected to have a Material Adverse Effect;

(d)   power and authority of the Borrower to enter into the Finance Documents;

(e)   validity and admissibility in evidence subject to legal reservations and perfection requirements;

(o)   enforceability of the Finance Documents against the Borrower;

The meaning of the terms used in Annex 2 is interpreted as follows.

•	Borrower refers to the ‘the domestic parent company’ of this Agreement.

•	Offshore SPC refers to ‘SPC’ of this Agreement.

•	Borrower Group refers to Borrower, Offshore SPC and the target company.

•	Finance Documents refer to the ‘CB, BW subscription agreement’.

•	Purchase Agreement refers to the ‘share purchase agreement for this transaction’.

•	Material Adverse Effect has the following meanings:

(i) the consolidated business, operations, assets or financial condition of the Borrower Group taken as a whole;

(ii)  the ability of the Borrower to perform any of its payment obligations under any of the Finance Documents; or

(iii)  subject to legal reservations and perfection requirements, the validity, legality or enforceability of the facilities agreement or ranking of any Security or the rights and remedies of the finance parties under the Finance Documents.